Exhibit 23-a

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 dated December 16, 2019) pertaining to the AT&T Savings and Security Plan, the AT&T Retirement Savings Plan, the AT&T Puerto Rico Retirement Savings Plan, and the BellSouth Savings and Security Plan, each of which is a Plan sponsored by AT&T Inc. (AT&T), for the registration of 200,000,000 shares of AT&T common stock, of our reports dated February 20, 2019, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2018 and the financial statement schedule of AT&T included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

December 16, 2019